Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 11
DATED AUGUST 5, 2014
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 11 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 2 dated April 24, 2014 (which superseded and replaced all prior supplements), Supplement No. 3 dated May 1, 2014, Supplement No. 4 dated May 2, 2014, Supplement No. 5 dated May 13, 2014, Supplement No. 6 dated May 19, 2014, Supplement No. 7 dated May 30, 2014, Supplement No. 8 dated July 2, 2014, Supplement No. 9 dated July 17, 2014 and Supplement No. 10 dated August 1, 2014. Unless otherwise defined in this Supplement No. 11, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Financing Transactions

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets,” which begins on page S-24 of Supplement No. 2.

Pick ‘n Save Shopping Center. On July 31, 2014, our wholly owned subsidiary and the owner of Pick ‘n Save Shopping Center, IREIT WEST BEND MAIN, L.L.C. (the “Pick ‘n Save Subsidiary”), entered into a loan with PNC BANK NATIONAL ASSOCIATION for $11.65 million.  The loan is secured by a first mortgage on the Pick ‘n Save Shopping Center. On July 31, 2014, at the initial closing, approximately $9.56 million was funded under the loan. The unfunded portion of the loan will be funded with the earnout closings as previously disclosed in Supplement No. 9, and subject to parameters set forth in the agreements governing the loan and the acquisition of the Pick ‘n Save Shopping Center. The Pick ‘n Save Subsidiary paid the lender a commitment fee of $40,775 at the initial closing.

The loan bears interest at a variable rate per annum equal to the sum of the British Bankers Association LIBOR rate plus 1.60%. As part of the financing transaction, the Pick ‘n Save Subsidiary entered into an interest rate swap contract to fix the variable interest rate in order to manage the risk exposed to interest rate fluctuations. As a result, the effective annual interest rate of the loan is 3.54% per annum through the initial maturity date of July 31, 2019. The loan agreement allows the Pick ‘n Save Subsidiary to extend the initial maturity date, subject to certain conditions and fees, by up to two years pursuant to two one-year extension options.

1

The loan requires the Pick ‘n Save Subsidiary to make monthly payments of interest only until the initial maturity date, subject to any extensions of the maturity date described above, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due. Subject to certain conditions, as set forth in the loan documents, the Pick ‘n Save Subsidiary may prepay all or a portion of the loan and obtain the release of the property and the related obligations under the loan documents. Provided no principal payments are made during the term of the loan and that the entire principal amount is borrowed, approximately $11.65 million will be due and payable at the initial maturity date.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents, including limitations on the incurrence of unpermitted liens on the properties. The loan documents also contain various customary events of default, including the non-payment of principal or interest, any default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events. If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender. In the event of a default, the Pick ‘n Save Subsidiary will be required to pay a default interest rate equal to the lessor of 5% per annum above the current rate or the maximum interest rate permitted by applicable law.

The loan is non-recourse to us and the Pick ‘n Save Subsidiary, with certain exceptions for borrower bankruptcy. We have guaranteed the obligations or liabilities of the Pick ‘n Save Subsidiary to lender for any losses, costs or damages arising out of or in connection with (i) any fraud, intentional misrepresentation or willful misconduct of the Company, the Pick ‘n Save Subsidiary or their affiliates; (ii) any physical waste of the property; and (iii) the breach of any representation or warranty concerning environmental laws, among other things. Further, we have guaranteed all construction obligations of the seller in the event of any default by the seller following the commencement of construction in connection with the seller’s obligations to complete construction of the additional earnout space as described in Supplement No. 9.

2

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 182 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of August 1, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	20,792,732.779	206,345,496	19,036,860	187,308,636

Shares sold pursuant to our distribution reinvestment plan:	288,941.436	2,744,943	–	2,744,943

Shares purchased pursuant to our share repurchase program:	(4,000)	(37,000)	–	(37,000)
Total:	21,097,674.215	209,253,439	19,036,860	190,216,579

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

3